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                                                                  Rule 424(b)(3)
                                                              File No. 333-86461


                     GLOBENET COMMUNICATIONS GROUP LIMITED

                        SUPPLEMENT DATED MARCH 24, 2000
                     TO PROSPECTUS DATED FEBRUARY 1, 2000

     This Supplement supplements the Prospectus dated February 1, 2000 issued by GlobeNet Communications Group Limited ("GlobeNet") in connection with its exchange offer relating to its issued and previously outstanding $300,000,000 principal amount of its 13% Senior Notes due 2007. The information contained in this Supplement reflects a development that occurred after the date of the Prospectus. Any information in the Prospectus that is inconsistent with the information set forth herein is superseded by this Supplement.

     On March 11, 2000, Worldwide Fiber, Inc. (which has since changed its name to 360networks inc.) ("360networks") and GlobeNet entered into an Agreement and Plan of Arrangement ("Agreement") pursuant to which 360networks will acquire GlobeNet in exchange for Subordinate Voting Shares of 360networks. 360networks offers broadband network services for telecommunications companies, Internet service providers, application service providers and data-centric enterprises. 360networks is completing a technologically advanced 90,300-kilometer (56,100 mile) network, including a fiber optic terrestrial network in North America and Europe and undersea cables linking North America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

     The consummation of the transaction is subject to the fulfillment of a number of conditions, including (a) approval by the shareholders of GlobeNet, the Bermuda Supreme Court (pursuant to Article 99 of the Companies Act 1981 of Bermuda) and certain regulatory authorities, (b) the compliance by GlobeNet and 360networks with their respective obligations under the Agreement, and (c) the completion of an underwritten public offering of 360networks' Subordinate Voting Shares.

     360networks has announced that it plans to offer its Subordinate Voting Shares to the public in an underwritten public offering in the second quarter of 2000. The actual proceeds to the shareholders of GlobeNet will be adjusted based, in part, on the initial public offering share price of 360networks' stock. The acquisition is subject to the approval by a majority in number representing at least 75% in value of each of two classes of GlobeNet shareholders present in person or by proxy, with each class voting separately. Holders of more than 75% of each class of GlobeNet shares have irrevocably committed, pursuant to a voting agreement with 360networks, to vote in favor of the transaction. It is anticipated that the transaction will be completed in the second half of this year. Additional information regarding this transaction including information regarding the anticipated proceeds to our shareholders will be detailed in a proxy statement that will be distributed to our shareholders prior to soliciting their vote for approval of the transaction.

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